

EDUCATION

Bachelor of Arts Mass Communications, Pontifical Catholic University of Peru

CERTIFICATIONS

- University of Virginia, CX Leadership
- Forrester, Certified CX practitioner
- Scrum Alliance, Certified Scrum Master
- Axelos, ITIL level 1

AREAS OF EXPERTISE

- Human Centered Design
- Technical Communications
- Digital Marketing
- Program Management
- Agile Development
- Process Improvement
- Public Speaking

AWARDS

- Forum IT 100 winner
- Flywheel Awards Rising Star Finalist
- Peace Corps Director Award

CONTACT INFORMATION



Bethesda, MD

Augusto Cangahuala

Augusto is a seasoned Customer Experience (CX) strategist and Principal at Cynuria. With 20+ years of leadership experience spanning private sector tech and federal service (including NASA, the EPA, and the Peace Corps), Augusto has a proven track record of leading digital transformation. Leveraging his deep industry expertise and commitment to human-centered design, he co-founded ISD Pal, an AI-driven platform created to enhance human potential.

PROFESSIONAL EXPERIENCE

ISD Pal – Co-founder & CXO   Oct 2025 – Present
- Advise development team on platform development, ensuring strict adherence to the latest software and AI best practices. I evaluate technical feasibility and recommend advanced technologies to guarantee a scalable product
- Spearhead capital raising efforts by identifying and engaging potential investors. I drive overall growth by leading comprehensive marketing, advertising, sales, and Go-To-Market strategies

Cynuria – Director of Communications & Corporate Development
         March 2025 – Present
- Spearheaded strategic communications and marketing initiatives, including social media, email, and content marketing campaigns, resulting in significant client acquisition, retention, and revenue growth
- Drove business and corporate development efforts, identifying new opportunities, cultivating partnerships, and providing strategic guidance on long-term vision and direction

ACF – CX Program Manager   Jun 2023 – May 2025
- Developed and implemented a CX program at ACF designed to cultivate a customer-centric and innovative culture, leveraging cutting-edge technologies and methodologies

EPA – HCD Strategist   May 2022 – Jun 2023
- Advised management on customer experience strategy, fostering a customer-centric culture for EPA's IT services, and leveraged data analysis to inform leadership decisions. Collaborated with stakeholders to develop and implement CX improvement strategies with measurable outcomes
- Led cross-functional teams on CX projects, employing design thinking principles and diverse research methods. Created design artifacts, facilitated workshops, and aligned business objectives with customer needs to enhance service delivery

Peace Corps – Technical Comms Specialist   Nov 2016 – May 2022
- Led and executed all aspects of communications and customer experience strategy for the Office of the Chief Information Officer (OCIO), including internal and external communications, stakeholder engagement, and customer experience improvements
- Successfully implemented high-impact communication campaigns and initiatives, including a rebranding effort for the OCIO and change management communications for key IT rollouts

NASA - Comms and eLearning Consultant   Mar 2015 – Nov 2016
- Provided comprehensive communication tools and strategies to support severa NASA Missions at GSFC and HQ
- Designed and developed online courses for in-house applications, AWS, SharePoint, Office 365, and other systems used by multiple teams across the country

